

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2012

Via Email
Mr. James A. Watt
President and Chief Executive Officer
Dune Energy, Inc.
Two Shell Plaza
777 Walker Street, Suite 2300
Houston, Texas 77002

>   **Re: Dune Energy, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed February 24, 2012**
>   **File No. 333-179687**

Dear Mr. Watt:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please tell us why you filed on March 12, 2012 a Form 8-A for registration of your common stock, par value $0.001, under Section 12(g). In this regard, we note that your common stock already has been registered under Section 12(g) pursuant to a Form 10-SB filed November 2, 1999, file number 000-27897. Please be advised that, while you filed a Form 25 on July 6, 2010 to deregister your common stock registered under Section 12(b), your prior registration under Section 12(g) would automatically revive upon the filing of this Form 25.

<u>Selling Security Holders, page 45</u>

2.   Please disclose how the selling security holders acquired the shares being offered for resale in this registration statement.

3.   Please revise to identify the natural person who has voting and investment power for each of the selling security holders.

<u>Description of Capital Stock, page 50</u>

4.   You disclose that you have 4,200,000 shares of common stock authorized but 38,579,630 issued and outstanding. Please explain this discrepancy. We note a similar discrepancy in the Form 8-A filed March 12, 2012. In addition, please ensure that your selling security holders table on page 45 and your beneficial ownership table on page 69 are consistent with respect to investor shareholdings.

<u>Undertakings, page II-3</u>

5.   Please include all undertakings required by Item 512 of Regulation S-K. For example, you do not appear to have provided the undertaking required by Item 512(h).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551-3611.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via Email
        Henry Havre
        Andrews Kurth LLP